

06050033

SEC̦ ⎯⎯⎯⎯ .ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 29620

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __July 1, 2005__ AND ENDING __June 30, 2006__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chapdelaine & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Water Street
(No. and Street)

New York   New York   10038
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Teresa O'Leary
                                                       212-208-9130
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – if individual, state last, first, middle name)

1333 Broadway   New York   New York   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 9 2006
BRANCH OF REGISTRATIONS AND
02   EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___August J. Hoerrner_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Chapdelaine & Co._____ • ♦ _____ , as of ___June 30_____, 20 06____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____ _____

_____

_____
Signature

___PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAPDELAINE & CO.

FINANCIAL STATEMENT

AS OF JUNE 30, 2006



<u>Independent Auditors' Report</u>

To the Partners
Chapdelaine & Co.

We have audited the accompanying statement of financial condition of Chapdelaine & Co. as of June 30, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chapdelaine & Co. as of June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountants

August 22, 2006
New York, New York

CHAPDELAINE & CO.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2006

ASSETS

Cash	$1,370,280
Receivable from brokers and dealers	2,874,887
Prepaid expenses	118,266
Other current assets	1,029,072
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $845,691	190,373
Clearing deposits	983,864
Investment in non-marketable securities	30,515
Total Assets	**$6,597,257**

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES

Payable to brokers and dealers	$2,827,929
Accounts payable, accrued expenses and other liabilities	1,890,894
Total Liabilities	4,718,823

COMMITMENTS AND CONTINGENT LIABILITIES

Partners' capital	1,878,434
Total Liabilities and Partners' Equity	$6,597,257

The accompanying notes are an integral part of this financial statement

CHAPDELAINE & CO.

NOTES TO FINANCIAL STATEMENT

AS OF JUNE 30, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Chapdelaine & Co. ("the Company") is registered as a brokers' broker with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. All of the Company's purchases and sales of fixed income securities are self cleared.

The Company records commission revenue net of related expenses on a trade date basis.

Furniture, equipment and leasehold improvements are carried at cost. Depreciation of furniture and equipment including amortization of assets held under capital leases, is computed on either an accelerated or straight-line method over the estimated useful life of such assets. Leasehold improvements are amortized over the lesser of their economic lives or the remaining term of the lease.

As a partnership, the Company is not subject to Federal or State income taxes, but is subject to New York City Unincorporated Business Tax.

NOTE 2 - NET CAPITAL REQUIREMENT

As a registered municipal securities brokers' broker and member of the National Association of Securities Dealers, Inc. the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $150,000, whichever is greater. At June 30, 2006, the Company had net capital of $415,852, which exceeded the requirements by $265,852.

NOTE 3 - FAIR VALUE

The carrying amounts reflected in the Statement of Financial Condition for cash and bank loan payable approximate their respective fair values due to the short maturities of the instruments.

CHAPDELAINE & CO.

NOTES TO FINANCIAL STATEMENT

AS OF JUNE 30, 2006

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under leases for its office space expiring at various dates through December 31, 2010, which provide for minimum lease payments as follows:

YEAR ENDED JUNE 30,	GROSS AMOUNT
2007	$1,052,838
2008	1,054,104
2009	1,040,180
2010	1,010,610
2011	505,305
Total	$4,663,037

Rent expense for the year ended June 30, 2006 totaled $532,386.

The Company leases various fixed assets under non-cancelable lease arrangements. Future minimum lease payments under all non-cancelable operating leases as of June 30, 2006 are as follows:

YEAR ENDED JUNE 30,	AMOUNT
2007	$18,544
2008	6,181
	$24,725

The Company has entered in a $2,000,000 revolving credit line agreement with Atlantic Bank. The agreement contains various covenants, which place restrictions on loan repayment or extensions. At June 30, 2006 the Company has not drawn down against the credit line.

Counsel has advised that there is no litigation of a material nature pending against the Company.

Except as noted above, the Company has no other commitments or contingent liabilities, nor any off-balance sheet risk.

CHAPDELAINE & CO.

NOTES TO FINANCIAL STATEMENT

AS OF JUNE 30, 2006

NOTE 5- USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.